Filed by Huntington Bancshares Incorporated

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: FirstMerit Corporation

Commission File No.: 001-11267

Date: April 20, 2016

The following is a transcript of remarks by Huntington Bancshares Incorporated executives as part of the earnings conference call on April 20, 2016, a webcast of which has been made available at http://huntington-ir.com.

Transcript of Remarks by Huntington Bancshares Incorporated Executives as part of the earnings conference call on April 20 and webcast posted on April 20, 2016

THOMSON REUTERS STREETEVENTS

EDITED TRANSCRIPT

HBAN - Q1 2016 Huntington Bancshares Inc Earnings Call

EVENT DATE/TIME: APRIL 20, 2016 / 1:00PM GMT

APRIL 20, 2016 / 1:00PM, HBAN - Q1 2016 Huntington Bancshares Inc Earnings Call

CORPORATE PARTICIPANTS

Mark Muth Huntington Bancshares Inc - Director of IR

Mac McCullough Huntington Bancshares Incorporated - CFO

Steve Steinour Huntington Bancshares Incorporated - Chairman, President and CEO

Dan Neumeyer Huntington Bancshares Incorporated - Chief Credit Officer

CONFERENCE CALL PARTICIPANTS

Ken Huston Jefferies & Company - Analyst

Scott Siefers Sandler O’Neill & Partners - Analyst

Geoffrey Elliott Autonomous Research LLP - Analyst

Kyle Peterson FBR Capital Markets - Analyst

Steve Moss Evercore ISI - Analyst

Ricky Dodds Deutsche Bank - Analyst

Kevin Barker Piper Jaffray - Analyst

Andy Stapp Hilliard Lyons - Analyst

Peter Winter Sterne, Agee & Leach - Analyst

Jill Shea Credit Suisse - Analyst

Terry McEvoy Stephens Inc. - Analyst

PRESENTATION

Operator

Good morning. My name is Tracy and I will be your conference operator today. At this time, I would like to welcome everyone to the Huntington Bancshares first-quarter earnings conference call.

(Operator Instructions)

Thank you. Mr. Mark Muth, you may begin your conference.

Mark Muth - Huntington Bancshares Inc - Director of IR

Thank you, Tracy, and welcome. I’m Mark Muth, Director of Investor Relations for Huntington.

Copies of the slides we will be reviewing can be found on our IR website at www.huntington-IR.com, or by following the investor relations link on www.huntington.com. This call is being recorded and will be available as a rebroadcast starting about one hour from the close of the call.

Our presenters today are Steve Steinour, Chairman, President and CEO; and Mac McCullough, Chief Financial Officer. Dan Neumeyer, our Chief Credit Officer, will also be participating in the Q&A portion of today’s call.

As noted on slide 2, today’s discussion, including the Q&A period, will contain forward-looking statements. Such statements are based on information and assumptions available at this time and are subject to changes, risks and uncertainties which may cause actual results to differ materially. We assume no obligation to update such statements. For a complete discussion of risks and uncertainties, please refer to this slide and materials filed with the SEC, including our most recent forms 10-K, 10-Q and 8-K filings.

APRIL 20, 2016 / 1:00PM, HBAN - Q1 2016 Huntington Bancshares Inc Earnings Call

Let’s get started by turning to slide 3 and an overview of the financials. Mac?

Mac McCullough - Huntington Bancshares Incorporated - CFO

Thanks, Mark. Good morning, everyone, and thank you for joining us today. We are pleased to report another quarter of solid results and believe 2016 is off to a good start. Huntington’s customer-centric strategy continues to deliver consistent growth in market share and share of wallet through execution of our distinctive Fair Play philosophy, our welcome culture and our superior customer service. Disciplined execution of our strategy and well-timed investments in our businesses over the past several years are producing solid results for our shareholders, our customers, our colleagues and our communities.

Slide 3 shows some of the financial highlights for the quarter. Earnings per common share of $0.20 was up 5% from the 2015 first quarter, while tangible book value per share increased 8% to $7.12. Return on tangible common equity was 11.9%, while return on assets was 0.96%.

Core fundamental trends remain strong and reflect the benefit of our strategic investments over the past several years. Year-over-year revenue growth was 7%, comprised of an 8% increase in net interest income and a 4% increase in noninterest income. We continue to believe that our ability to deliver consistent top line growth, despite the challenging interest rate environment, distinguishes Huntington from our peers. We also believe that our disciplined investment strategy combined with a focus on achieving positive operating leverage on an annual basis is proving to be a key differentiator.

While we achieved positive operating leverage for the quarter, noninterest expense increased 7% year-over-year reflecting our ongoing investments, including 44 new in-store branches and digital and technology investments such as our new mortgage origination platform that is currently being piloted.

Our efficiency ratio for the quarter was 64.6%, which remains well above our long-term financial goal of 56% to 59%. We will continue to work to improve our operating efficiency organically by growing revenue faster than expense, but we also continue to expect that our recently announced acquisition of FirstMerit will yield meaningful improvements in our pro forma efficiency.

Turning to the balance sheet, average loan growth was 6% year-over-year while average core deposit growth was 5%, continuing a seven-quarter trend of year-over-year core deposit growth being greater than 5%. Overall credit metrics remained solid. Criticized assets remained stable. We incurred only seven basis points of net charge-offs in the quarter as we continue to benefit from large commercial real estate recoveries. Nonperforming assets increased 23 basis points from the previous quarter with the majority of the increase centered in our oil and gas exploration and production and coal portfolios.

Our capital ratios remained strong. Tangible common equity ended the quarter at 7.89%, up seven basis points from year end, while all regulatory capital ratios except common equity tier 1 increased meaningfully during the quarter due to the issuance of $400 million of perpetual preferred stock on March 21.

Slide 4 provides a summary income statement, including some additional details of our noninterest income and noninterest expense for the quarter. Relative to the first quarter of 2015, total reported revenue increased 7% to $754 million. Spread revenues accounted for the majority of the increase as net interest income increased 8% to $512 million.

We benefited from 8% average earning asset growth, partially offset by 4 basis points of net interest margin compression. The NIM was negatively impacted by unfavorable mix shift on both sides of the balance sheet, most notably the increase in our low yielding LCR compliant securities in our earning assets and higher cost senior bank notes in our funding mix.

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We continue to remain disciplined in pricing of both loans and deposits. Fee income increased 4% from the year-ago quarter to $242 million, primarily driven by continued customer acquisition gains and relationship deepening. Highlights included a 13% increase in service charges on deposit accounts and a 12% increase in card and payment processing income.

We also faced some headwinds in the quarter in mortgage banking and trust service income. Mortgage banking income decreased 19% from the year-ago quarter as a result of a 5% decline in origination volume coupled with a $2 million decrease from net MSR activity. Trust services income declined 21% year-over-year, primarily due to the sale of our funds management and servicing businesses at the end of last year.

Reported noninterest expense in the 2016 first quarter was $491 million, an increase of $32 million or 7% from the year-ago quarter. This quarter’s noninterest expense included one significant item, $6 million of merger and acquisition-related expense from the pending FirstMerit acquisition. As detailed on page 7 of the press release, noninterest expense adjusted for significant items in both quarters increased $29 million or 6% year-over-year.

In March, the FDIC announced the final rule approving the previously disclosed surcharge on banks with assets in excess of $10 billion, including Huntington. In our conference call last quarter, we stated that this surcharge would negatively impact our FDIC insurance expense by approximately $13 million in 2016. Due to the delay in the implementation until July 1, we now expect the negative impact will be approximately $7 million this year.

Slide 5 details the trends in our balance sheet mix. Average loans and leases increased $2.8 billion, or 6% year-over-year, as most portfolios continued to experience year-over-year growth. Average securities increased $2.1 billion or 17%, primarily reflecting growth in LCR compliant securities and to a lesser extent growth in our direct purchase municipal securities in our commercial banking segment. We are currently above the 100% threshold for liquidity coverage ratio.

Digging into the loan growth a little deeper, average commercial and industrial loans grew $1.5 billion or 8% primarily driven by a $0.8 billion increase in asset finance. The quarter also benefited from continued momentum in auto floorplan and broad-based commercial lending. Average automobile loans grew $0.9 billion or 11% from the year- ago quarter. Auto finance remains a core competency of Huntington and we’re committed to this business and our dealer customers. The first quarter of 2016 represented the ninth consecutive quarter of more than $1 billion of automobile loan originations.

We have achieved this by remaining absolutely consistent in our strategy which is built around a credit model that is focused on prime and super prime borrowers and a business model of high touch and local delivery. As detailed on slides 46 and 47 in the appendix, our underwriting has not changed and our credit performance remains superior. Yields on the new auto paper rebounded slightly in the first quarter back up to around 3% compared to the 2.90% to 2.95% range in the fourth quarter. Recall yields last quarter were impacted by the normal seasonal mix shift towards new vehicle sales that occur in the fourth quarter as manufacturers try to drive yearly volume goals. While the first quarter’s originations reflected a return to more normal new/used mix.

The auto portfolio continues to perform very well. As expected, the seasonal increases in delinquencies in charge-offs we experienced in the fourth quarter reversed course this quarter, with delinquencies declining 26 basis points sequentially and net charge-offs declining 5 basis points. Further, if you compare our delinquencies and nonaccrual loans with the year-ago quarter, you’ll see they are essentially flat. Net charge-offs are up modestly year-over-year, but remain well below the level to which we underwrite the portfolio.

Staying on slide 5 and moving to the right side, average total deposits increased $2.9 billion or 5% over the year-ago quarter, including a $2.6 billion or 5% increase in average core deposits. We continued to see strong growth in demand deposits as average noninterest-bearing demand deposits increased $1.1 billion or 7% year-over-year. And average interest-bearing demand deposits increased $1.6 billion or 26%.

This growth reflects our continued focus on new customer checking, household and commercial relationship account acquisition as well as relationship deepening, all of which are detailed on slides 11 through 13 that Steve will discuss later. We also continue to remix the consumer deposit base out of higher cost CDs into other less expensive deposit products. Average core CDs decreased $0.5 billion or 19% year-over-year.

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Average total demand deposits accounted for 37% of nonequity funding in the 2016 first quarter, while money market and savings deposits accounted for a combined 38%. By contrast, average core CDs accounted for only 3% of our nonequity funding in the quarter. Average total debt increased $2.1 billion or 34% as a result of five senior debt issuances over the past five quarters totaling $4.1 billion, including $1 billion issued in March of this year as well as the assumption of debt in the Huntington technology finance acquisition. The $1 billion senior debt issuance this quarter was part of our normal funding strategy.

Slide 6 shows our net interest margin plotted against earning asset yields, interest-bearing liability costs and other deposit costs. First-quarter NIM decreased 4 basis points year-over-year but increased 2 basis points from the previous quarter to 3.11%. This quarter the net interest margin benefited from approximately 2 basis points of interest recoveries in the commercial real estate portfolio, and another 1 to 2 basis points in day count. Adjusting these benefits out of the first-quarter margin, we expect another 2 to 4 basis points of contraction in the second quarter but remain comfortable reaffirming our previous guidance from last quarter that the net [interest] margin will remain above 3% for each quarter in 2016.

Slide 7 provides an update on our asset sensitivity positioning and how we manage interest rate risk. As shown in the chart on top, we estimate that net interest income would benefit by 3.6% if interest rates were to gradually ramp 200 basis points in addition to increases already reflected in the current implied forward curve. This is an increase from what we estimated a quarter ago, as we recently updated our non-maturity deposit models resulting in a reduction in the sensitivity of these deposits.

In addition, as we have discussed for some time, our asset swaps are beginning a period of steady amortization as disclosed in our 10-K. We also proactively terminated $1.9 billion of swaps in January taking advantage of volatility in the markets. As we have stated previously, our asset swap portfolio is a laddered portfolio. There are no cliffs looming on the horizon. These actions, coupled with changes in our overall balance sheet mix, drove the increase in modeled asset sensitivity.

As shown on the bottom right in a hypothetical scenario without the $5.8 billion of remaining asset swaps, the estimated benefit would approximate positive 5.4% in the up 200 basis point gradual ramp scenario. The chart on the bottom of the slide shows our $5.8 billion asset swap portfolio and $5.8 billion liability swap portfolio, including the respective average remaining lives and their impact on net interest income. The incremental benefit of swaps was $24 million in the 2016 first quarter, down from $29 million in the 2015 fourth quarter and $25 million in the year-ago quarter.

Slide 8 shows the trends in our capital ratios. Tangible common equity increased 7 basis points sequentially to 7.89%. All regulatory capital ratios improved meaningfully from the prior quarter end with the exception of common equity tier 1 regulatory capital ratio which declined slightly.

Late in the quarter, we issued $400 million of 6.25% fixed rate noncumulative preferred equity in order to take advantage of unusual market conditions and low interest rate environment to lock in low-cost permanent capital. With this issuance, we are now more in line with our peers with respect to the amount of preferred equity in our capital structure, although as market conditions allow, you may see us further optimize our capital structure in the future relative to the Basel III rules.

Slide 9 provides an overview of our loan loss provision, net charge-offs and allowance for credit losses. Credit performance remains solid and in line with our expectations. Criticized assets remain stable. The loan-loss provision was $27.6 million in the first quarter compared to $8.6 million of net charge-offs. Net charge-offs represented 7 basis points of average loans and benefited from the previously mentioned large recovery in our commercial real estate portfolio.

As we stated last quarter, we expect credit costs will gradually migrate back to more normalized levels, particularly as recoveries from previously charged off commercial real estate loans diminish. For 2016, however, we expect net charge-offs will remain below our long-term expectations of 35 to 55 basis points. The ACL ratio ticked up 1 basis point to 1.34% of loans and leases, compared to 1.33% at the prior quarter end.

The ratio of allowance to nonaccrual loans decreased to 138% compared to 180% a quarter ago, due to the uptick in NALs primarily within our oil and gas exploration and production and coal portfolios. We believe the allowance is appropriate and reflects the underlying credit quality of our loan portfolio.

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Slide 10 shows trends in nonperforming assets, delinquencies and criticized assets. The chart in the upper left shows an increase in the nonperforming asset ratio for the quarter to 102 basis points, compared to 79 basis points a quarter ago. The increase, again, primarily reflected several oil and gas exploration and production credits and one large coal credit which were placed on nonaccrual during the quarter.

The chart on the upper right reflects our 90-day delinquencies which remained essentially flat for the past year. The bottom left chart shows the criticized asset ratio, which also has remained relatively stable the past few quarters. Finally the chart on the bottom right shows NPA inflows as a percentage of beginning period loans at 48 basis points for the first quarter, reflecting the oil and gas exploration and production and coal nonaccrual credits mentioned previously.

All credit metrics fully reflect the results of the recently completed shared national credit exam. Results were consistent with past exams and that we had a handful of downgrades as well as some upgrades. We process all the downgrades; however, we only processed a few of the upgrades as we believe we either have more recent or more complete information on the relationship or we simply opted to take a more conservative stance. This practice would also be consistent with past exams.

Let me now turn the presentation over to Steve.

Steve Steinour - Huntington Bancshares Incorporated - Chairman, President and CEO

Thank you, Mac. Slide 11 shows the continued progress driving what we believe to be industry-leading customer acquisition and associated revenue growth from both acquiring and building meaningful banking relationships with these customers. We owe these results to the unique combination of our Fair Play banking philosophy, our welcome culture and execution of our optimal customer relationship or OCR focus on relationship banking.

Since 2010, we’ve increased our consumer checking households and business checking relationships by 8% and 5% compound annual growth rates, respectively. These robust customer acquisition rates have allowed us to post the associated 5% and 9% compound annual growth rates in consumer and business revenue which you can see in the two lower charts on the slide.

You’ve heard me say this for a number of years and you’ll hear me say it again in the future, our focus remains on growing revenues. We continue to grow revenues despite the challenging environment. Slide 12 and 13 illustrate the continued success of our OCR strategy in deepening our consumer and commercial relationships. Our strategy has remained consistent since 2010 and is built around two simple objectives, gain market share and gain share of wallet. Our track record has illustrated and we will continue to demonstrate that this strategy results both in more loyal, satisfied and stickier customers as well as revenue growth.

As of the quarter end, almost 53% of our consumer checking households used six or more products and services, up from 50% a year ago. Correspondingly, our consumer checking account household revenue was up $33 million or 12% year-over-year in the first quarter. Similarly, almost 48% of our commercial checking customers used four or more products or services at year end, up from 43% a year ago.

Commercial revenue increased $4 million or 2% year-over-year and you’ll notice a step-up this quarter in the number of business relationships utilizing four or more products or services. This increase results from a recent change in pricing for certain of our treasury management products and related impact on the measurement of products and services utilized by these customers. We expect this will represent a one-time step-up.

Slides 14 and 15 provide a glimpse at some of the key economic data for our footprint. Slide 14 illustrates trends in the unemployment rates across our six core Midwestern states as well as other leading coincident and lagging economic data for the region. Unemployment rates in Ohio and Michigan are the lowest since the early 2000s, and the unemployment rates in the four largest states in the footprint, Michigan, Ohio, Indiana and Pennsylvania, are all at or below national unemployment rates. Further, the higher rate in the Midwest is the highest in the nation. Over 50% of the net manufacturing jobs created in the country since the recession are in Ohio, Michigan, and Indiana. Finally despite recent market volatility and global macro economic uncertainty, average consumer confidence in the Midwest is around what it was in 2002.

Slide 15 takes a deeper look at the trends in unemployment rates in our largest metropolitan markets. Most of the large MSAs in the footprint were near 15-year lows for unemployment levels at the end of January. As you can probably gather from this data, we remain bullish on our core Midwestern footprint. The auto industry is an important component of the economy in our footprint and it appears poised for another stellar year in 2016.

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Our small and medium-sized commercial customers continue to express confidence in their businesses. Real estate markets across the footprint are improving. There’s a significant amount of economic activity in our footprint tied to higher education and health care. And I continue to believe the benefit of low energy prices for consumers and manufacturers more than outweighs the isolated pockets of stress on business within the energy sector in our footprint. Our SBA lending also remains quite robust. In fact, March was our best month ever for SBA originations.

Turning to slide 16. While we’re only one quarter into the year, slide 16 shows that we’re off to a good start to execute on our long-term financial goal of annual positive operating leverage. We expect 2016 will represent our fourth consecutive year to deliver positive operating leverage.

So with that, let’s turn to slide 17 for some closing remarks and messages. We remain focused on delivering consistent through the cycle shareholder returns. This strategy entails reducing short-term volatility, achieving top-tier performance over the long term, and maintaining our aggregate moderate to low risk profile throughout.

Our value proposition for both consumers and businesses continued to drive industry-leading new customer acquisition. We’ve successfully built a strong and recognizable consumer brand with differentiated products and superior customer service. We continue to execute our strategies and refine or react when necessary. We’ve invested and will continue to invest in our businesses, particularly around enhanced sales management, mobile and digital technologies, data analytics and optimizing our retail distribution network. Importantly, we plan to continue to manage our expenses appropriately within our revenue outlook. And we expect to grow revenue.

We’re optimistic on our core Midwest footprints, local economies, and the businesses and consumers within them. We are prudently managing certain industries or sectors potentially impacted by market volatility and global macro economic uncertainty. However, we believe these risks remain well-contained and the majority of our core consumer and small- and medium-size business customers enjoy a healthy near-term outlook. We see no evidence of near-term deterioration or problems looming on the horizon. Customer sentiment remains positive and commercial loan utilization rates showed a slight increase for the fourth consecutive quarter.

Pressure on our NIM will remain a modest headwind in the near-term; we continue to expect the NIM will remain above 3% throughout 2016. We expect to grow revenue, despite these pressures, consistent with our 4% to 6% long-term financial goal, excluding significant items and net of MSR activity and obviously the impact of FirstMerit. We will continue to place ongoing investments in our businesses consistent with our revenue outlook and consistent with our long-term goal of annual operating positive leverage.

We closely monitor our loan portfolio and given the absolute low level of our credit metrics in recent market and global economic volatility, we do expect some volatility in our credit metrics going forward and anticipate that loan loss provisioning for both ourselves and the broader industry will gradually begin to return to more normalized levels. So let me stress, we do not see any material deterioration on the horizon, we’re simply moving off cyclical lows and will gradually move back toward normal for both provisioning and net charge-offs. We expect our net charge-offs for the year will remain below our long-term expected range of 35 to 55 basis points.

Next we always like to include a reminder that there is alignment between the Board, Management, our employees and our shareholders. The Board and our colleagues are collectively the sixth largest shareholder of Huntington. We have holder retirement requirements on certain shares and are appropriately focused on driving sustained long-term performance. We’re highly focused on our commitment to being good stewards of shareholders’ capital.

Finally, before we move into the Q&A period, I’d like to give you a quick update on the status on the FirstMerit acquisition we announced earlier this year. We have filed our application with the regulators and anticipate we will receive both regulatory and shareholder approval to allow us to close the transaction in the third quarter. We also continue our integration planning. We’ve made significant progress in our product and data mapping process, as well as our planning around the organizational structure. The more we get to know the FirstMerit team, the quality and depth of their talent and the similarity of cultures, the more excited I get about this transaction and our ability to deliver on our commitments as we come together.

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I’ll now turn it back over to Mark so we can get to your questions.

Mark Muth - Huntington Bancshares Inc - Director of IR

Operator, we will now take questions. We ask that as a courtesy to your peers each person ask only one question and one related follow-up. Then if that person has additional questions, he or she can add themselves back into the queue. Thank you.

QUESTIONS AND ANSWERS

Mark Muth - Huntington Bancshares Inc - Director of IR

(Operator Instructions)

Ken Huston with Jefferies.

Ken Huston - Jefferies & Company - Analyst

Thanks, good morning. Good morning, everybody. I just wanted to follow up on the credit side. In hearing your points about not seeing much else but expecting the normalization, this is your second quarter of a pretty meaningful reserve build and I think for specific reasons. So I guess just the questions are can you help us understand kind of what you think the core charge-offs and size of that recovery?

And then just your general premise around building reserves from here. Do you think you’ve gotten it there for what you need as far as the energy and coal related?

Dan Neumeyer - Huntington Bancshares Incorporated - Chief Credit Officer

Good morning, Ken, this is Dan. I think the one thing, this was a record quarter for us in terms of recoveries, so that 7 basis points charge-offs is obviously very good performance, but it is driven by some really unusual — an unusual level of recovery. So that is not going to continue.

So if there’s going to be one difference in the subsequent quarters, it’s going to be a more normalized level of recovery. So that in and of itself will take the net charge-off number up. But we’re not seeing anything on the horizon that leads us to conclude that there would be any notable changes other than that. We’ve given guidance that we still expect to be below the [35 to 55], so I think that gives you a pretty good range of what we might see.

In terms of the energy build this quarter, we think we’ve been very conservative in identifying the issues that we have out there. We are well-reserved on that portfolio. We’ve got — our credit mark on that portfolio is 10% which, given the combination or the constitution of our portfolio, no energy services, I think that’s a big differentiator when we’re looking at energy exposure. Ours is all E&P, very well-secured exposures. So even if you say there’s going to be continued low energy prices, we think that portfolio on a relative basis is going to hold up quite well.

Ken Huston - Jefferies & Company - Analyst

Okay. And then just a follow-up quickly that is just on reserving builds from here, more for growth or — if you think you’ve got the energy right, what would be the basis of seeing builds from here?

APRIL 20, 2016 / 1:00PM, HBAN - Q1 2016 Huntington Bancshares Inc Earnings Call

Dan Neumeyer - Huntington Bancshares Incorporated - Chief Credit Officer

I think it will be largely driven by portfolio growth. And then, again, we do point out always, there’s always unevenness in the C&I portfolio, so you’re going to have episodic movements here and there. But we’re not seeing any significant movement, I think you see in our criticized asset number, holding fairly steady. We still have inflows, but we have a lot of good resolutions as well, so I don’t see any tremendous movement there either.

Ken Huston - Jefferies & Company - Analyst

All right. Got it. Thank you.

Operator

Scott Siefers with Sandler O’Neill & Partners.

Scott Siefers - Sandler O’Neill & Partners - Analyst

Good morning, guys. I just wanted to ask just sort of an energy-related question. So of the total increase, are you guys able to bifurcate how much of that came from the coal versus the E&P side by any chance?

Steve Steinour - Huntington Bancshares Incorporated - Chairman, President and CEO

Absolutely. We can and we do do that. The call was one transaction and actually it was not even performance related. This is a more of a — there’s a lawsuit involved in it, so the coal deal actually is a low-cost producer performing very well and we expect a good resolution to that particular situation.

Scott Siefers - Sandler O’Neill & Partners - Analyst

Okay. This might make the second question a little less relevant, but as you looked at — so you’ve have some understandable increases in nonperformers in the energy area, but based on guidance for the entire portfolio, loss content, of course, looks pretty low, still in the aggregate for everything. Just wondering as you guys are thinking about the stuff you would keep on watch from the energy portfolio, when or how might actual loss content manifest itself just in the way you guys are thinking about things?

Steve Steinour - Huntington Bancshares Incorporated - Chairman, President and CEO

Yes, certainly the potential for loss content increases the longer that we have this protected low energy phenomenon. But I will say that the stressed analysis we do, there’s still quite a bit of room between where we’re at today and where we feel we would incur significant losses. So we do various stressing on the portfolio, our sensitized case that we use is well below the strip case, and we even do modeling that goes well below that. And even under those scenarios, this is going to be a very manageable series of events for us. We have a very small portfolio. It’s 0.5% of our entire portfolio, so the overall impact just is not going to be that dramatic.

Scott Siefers - Sandler O’Neill & Partners - Analyst

Yes. Okay. Perfect. If I could sneak one last one in there. Mac, you had said — so you guys disclosed the two basis points of margin benefit from the CRE recovery. Did you say 2 basis points benefit from day count? In other words, in total, four basis points of net benefit off which you’d be forecasting the margin for the second quarter?

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Mac McCullough - Huntington Bancshares Incorporated - CFO

That’s exactly the way to think about it.

Scott Siefers - Sandler O’Neill & Partners - Analyst

All right. Perfect. Thank you, guys.

Steve Steinour - Huntington Bancshares Incorporated - Chairman, President and CEO

Thanks, Scott

Operator

Geoffrey Elliott with Autonomous Research.

Geoffrey Elliott - Autonomous Research LLP - Analyst

Good morning; thank you for taking the question. I wanted to ask about also you sound pretty positive, I guess, looking at the year-on-year changes in net charge-offs to strip out some of the seasonality, there’s been a bit of an increase. So can you talk about the normalization that you’re seeing there and what makes you still pretty relaxed on auto credit?

Dan Neumeyer - Huntington Bancshares Incorporated - Chief Credit Officer

Sure. This is Dan again. One, I think we have to look at we are looking at very low levels of charge-offs. I think if you looked a year ago, probably at about 19 basis points and in the most recent quarter up to about 28 basis points. That is a very low level of charge-offs and well below what we actually model, so I think that’s important.

There is a bit of an effect in there from — we’ve talked about TCPA, which is the Telephone Consumer Protection Act, which limited our ability to make calls to cell phones. That had a small incremental effect, so we probably have a couple basis points of additional charge-off that was in that number and the impact of that will dissipate over time.

But just as a reminder, our origination strategy on indirect auto has not moved at all. We continue to maintain the same FICO scores, LTVs, terms. It’s a very dealer centric model and I think it is important when we look at our portfolio relative to others the distinction in terms of our focus on prime and super-prime customers. When we expand into different markets, which we do from time to time, we go in with more conservative origination criteria than for the book as a whole, so we just feel we’ve been rock solid in our origination strategies and don’t expect to see any significant movement. So we remain very confident in our performance

Geoffrey Elliott - Autonomous Research LLP - Analyst

And then to follow up, there’s been a decline in the Mannheim index in the last couple of months. What are you budgeting for used car prices and how do you think about that?

APRIL 20, 2016 / 1:00PM, HBAN - Q1 2016 Huntington Bancshares Inc Earnings Call

Dan Neumeyer - Huntington Bancshares Incorporated - Chief Credit Officer

We’ve looked — we obviously follow the Mannheim closely. And I think their forecast called for the index to decline about 8% cumulatively over the next few years. And even with that adjustment, we don’t see this moving the needle significantly in terms of our performance. I would point out that the mix of our vehicles is a little bit different than what industry average would be as well.

When you focus on a high FICO borrower, when you have to take the vehicles back, you tend to get a vehicle that is in better shape and having a higher resale value. I think the mix of our book also has more trucks and SUVs in it and those values tend to hold up better than vehicles as a whole. So those factors also are going to aid us. So we feel very confident even though we know there will be some reduction in the Mannheim because we’ve been at historically high levels for probably the last five or six years.

Geoffrey Elliott - Autonomous Research LLP - Analyst

Great; thank you very much.

Dan Neumeyer - Huntington Bancshares Incorporated - Chief Credit Officer

Thanks, Geoff.

Operator

Bob Ramsey with FBR.

Kyle Peterson - FBR Capital Markets - Analyst

Good morning, guys, it’s actually Kyle Peterson speaking for Bob today. I had a question on mortgage banking, your thoughts on that. Obviously it looks like it was down partly due to seasonal trends, but noticed it was down year-over-year as well. Not sure if you view that as mostly related to the MSR impairment or how should we look at mortgage banking moving forward?

Mac McCullough - Huntington Bancshares Incorporated - CFO

Yes, Bob, this is Mac. So I think if you take a look on a linked-quarter basis, there was a fairly substantial decline. That can be explained by two things. One is the MSR impairment, which was $6 million to $7 million on a linked-quarter basis and the other portion of the decline was just due to lower origination volume.

So I think that explains the linked quarter pretty well. And actually that’s the same explanation for year-over-year. It’s MSR and lower origination. So we’re pleased with origination volume where it’s at currently. We just have these seasonal effects and also just the impact of the MSR valuation.

Kyle Peterson - FBR Capital Markets - Analyst

Okay. Thank you. And I guess just one other follow-up modeling question. Is the merger-related expense for the FirstMerit merger, is that falling into the other expense line item or where is that $6 million shaking out?

Mac McCullough - Huntington Bancshares Incorporated - CFO

A fair amount of it is going to be in professional services, in that line and other expense as well. So I think that’s the way to think about it.

APRIL 20, 2016 / 1:00PM, HBAN - Q1 2016 Huntington Bancshares Inc Earnings Call

Dan Neumeyer - Huntington Bancshares Incorporated - Chief Credit Officer

That’s broken out on page 7 of the release, there is a table that will give you some guidance there.

Kyle Peterson - FBR Capital Markets - Analyst

Okay, great; thank you very much.

Operator

John Venturi with Evercore.

Steve Moss - Evercore ISI - Analyst

It’s actually Steve Moss for John. I want to touch base on the inflows to nonperforming status. How much of the $240 million was for E&P?

Steve Steinour - Huntington Bancshares Incorporated - Chairman, President and CEO

E&P was about 40% of the inflows.

Steve Moss - Evercore ISI - Analyst

Okay. Then in terms of also in the E&P credits, in what basins are your E&P credits located?

Steve Steinour - Huntington Bancshares Incorporated - Chairman, President and CEO

Our entire portfolio is broadly syndicated, shared national credits, so the distribution tends to be very granular throughout the country. Obviously it would include the Permian Basin, which is probably one of the most profitable. But I would say it’s very well-diversified, no concentrations within the portfolio.

Steve Moss - Evercore ISI - Analyst

Thank you very much.

Steve Steinour - Huntington Bancshares Incorporated - Chairman, President and CEO

Thanks, Steve.

Operator

Ricky Dobbs with Deutsche Bank.

APRIL 20, 2016 / 1:00PM, HBAN - Q1 2016 Huntington Bancshares Inc Earnings Call

Steve Steinour - Huntington Bancshares Incorporated - Chairman, President and CEO

Good morning, Ricky.

Ricky Dodds - Deutsche Bank - Analyst

I just had a quick follow-up on energy. Have you guys provided the dollar value as of period end for your total energy and coal portfolios?

Steve Steinour - Huntington Bancshares Incorporated - Chairman, President and CEO

The aggregate amount of the loans?

Steve Moss - Evercore ISI - Analyst

That’s right.

Mac McCullough - Huntington Bancshares Incorporated - CFO

We’ve indicated that it’s right around 5% of total loans. I’m sorry, a big difference, thank you, 0.5%.

Ricky Dodds - Deutsche Bank - Analyst

And then you said reserves on those loans are about 10%?

Mac McCullough - Huntington Bancshares Incorporated - CFO

Yes, the credit mark which, on a go-forward basis, will reference credit mark because that takes into account charge-offs and reserves. But, yes, 10% is the number.

Ricky Dodds - Deutsche Bank - Analyst

Perfect. And then a quick follow-up on recoveries. I think eight of the past nine quarters you’ve seen some lumpy recoveries in the CRE portfolio. How should we be thinking about that going forward?

Mac McCullough - Huntington Bancshares Incorporated - CFO

That there will be less.

Ricky Dodds - Deutsche Bank - Analyst

Perfect. Thanks for your time.

Steve Steinour - Huntington Bancshares Incorporated - Chairman, President and CEO

Thanks.

APRIL 20, 2016 / 1:00PM, HBAN - Q1 2016 Huntington Bancshares Inc Earnings Call

Operator

Kevin Barker with Piper Jaffray.

Kevin Barker - Piper Jaffray - Analyst

Good morning; thanks for taking the questions.

Steve Steinour - Huntington Bancshares Incorporated - Chairman, President and CEO

Hi, Kevin.

Kevin Barker - Piper Jaffray - Analyst

The other growth was very strong this quarter and usually the January February is usually seasonally pretty slow. How much of this growth is due to existing markets and how much of it was taking market share in the new markets that you’re attempting to target?

Mac McCullough - Huntington Bancshares Incorporated - CFO

It’s still on the auto portfolio. So we’re stepping into the new markets, as Dan mentioned, very cautiously. We actually increased our standards and how we underwrite in newer markets.

Dan Neumeyer - Huntington Bancshares Incorporated - Chief Credit Officer

Yes, and I think of the year-over-year increase in originations, about 25% came from Illinois, North Dakota, South Dakota, which were our newest markets that we entered into.

Kevin Barker - Piper Jaffray - Analyst

So roughly 25% of your incremental growth was primarily due to the newer markets? Is that how you would categorize it?

Steve Steinour - Huntington Bancshares Incorporated - Chairman, President and CEO

Correct.

Kevin Barker - Piper Jaffray - Analyst

And also in a follow-up on the balance sheet items, you’ve obviously shifted gears and become more asset sensitive, and you mentioned some of this last quarter, and your NIM has increased this quarter. When we look forward, given your guidance for NIM to decline, how should we look at it going into the back half of the year? And then what your expectations are for the Fed to increase rates?

Mac McCullough - Huntington Bancshares Incorporated - CFO

So starting with the last question first, we budgeted and continue to forecast for 2016 assuming no rate increase. And under that scenario, which is the scenario that we use in order to provide the guidance for the year, as Scott pointed out earlier, the [311] that we reported probably comes down about four basis points, 2 to 4 basis points, and a lot of that compression was being driven just due to the fact that we’re adding the LCR compliant securities. And then on the funding side, a lot of that is coming through on the debt side.

.

APRIL 20, 2016 / 1:00PM, HBAN - Q1 2016 Huntington Bancshares Inc Earnings Call

So that results in some compression as we move throughout the year. There’s some additional compression that will take place on certain asset categories. But, again, based on everything we know today and the way the forecast looks for the remainder of the year, we do believe we stay above 3% in every quarter of 2016.

Kevin Barker - Piper Jaffray - Analyst

Okay. What would drive the additional compression? Is it just lower asset yields or other items that would push down NIM in the back half here?

Mac McCullough - Huntington Bancshares Incorporated - CFO

Given the fact that we’re at 100% or over 100% for LCR, it is going to be asset compression for the most part, just continued pricing pressure in the commercial portfolio. But, again, not material as we think about where we are today and the guidance that we’re giving for the rest of the year.

Kevin Barker - Piper Jaffray - Analyst

Thank you.

Dan Neumeyer - Huntington Bancshares Incorporated - Chief Credit Officer

Hey, Mac, I want to make a clarification in Ricky’s question, I didn’t realize he asked about our exposure including coal and oil and gas. And so when we take the E&P and the coal together, it’s still less than 1% of revenues, but the 0.5% was in relation to just the E&P, it did not include coal, but our coal portfolio is actually about half the size of E&P. So it’s still well under 1% when we combine those. I just wanted to make that clarification.

Kevin Barker - Piper Jaffray - Analyst

Thanks, Dan.

Operator

Andy Stapp with Hilliard Lyons.

Andy Stapp - Hilliard Lyons - Analyst

Good morning.

Steve Steinour - Huntington Bancshares Incorporated - Chairman, President and CEO

Good morning, Andy.

Andy Stapp - Hilliard Lyons - Analyst

What was driving the sequential increase in other non-interest income other than the general lumpiness that can occur in this item?

APRIL 20, 2016 / 1:00PM, HBAN - Q1 2016 Huntington Bancshares Inc Earnings Call

Mac McCullough - Huntington Bancshares Incorporated - CFO

So fourth quarter compared to first quarter?

Andy Stapp - Hilliard Lyons - Analyst

Yes. Sequential, yes.

Mac McCullough - Huntington Bancshares Incorporated - CFO

So on table 6 of the press release, we actually show other non-interest income going down.

Andy Stapp - Hilliard Lyons - Analyst

Right and it went down pretty substantially. I’m sorry. That’s what I meant to say, sequential decline.

Mac McCullough - Huntington Bancshares Incorporated - CFO

Exactly.

Andy Stapp - Hilliard Lyons - Analyst

Just wondering what was driving that, if that’s a good run rate?

Mac McCullough - Huntington Bancshares Incorporated - CFO

It’s a bit difficult of a line to forecast. There’s a lot of mez gains that go through there, there’s lease income that goes through there, so it is a bit lumpy in the scheme of things. I think taking a look at just the quarterly progression over time and taking an average might be the best way to think about it.

Andy Stapp - Hilliard Lyons - Analyst

Okay. What’s your reserve, your credit marks on oil and gas versus coal, if I may ask that as well?

Mac McCullough - Huntington Bancshares Incorporated - CFO

Actually they are equal. 10%.

Andy Stapp - Hilliard Lyons - Analyst

Okay, great. Thank you.

APRIL 20, 2016 / 1:00PM, HBAN - Q1 2016 Huntington Bancshares Inc Earnings Call

Steve Steinour - Huntington Bancshares Incorporated - Chairman, President and CEO

Thanks, Andy.

Operator

Peter Winter with Sterne Agee

Peter Winter - Sterne, Agee & Leach - Analyst

Good morning. I had a question about the loan growth. So average loans was pretty solid and then end of period was even stronger. So I was just wondering in terms of the monthly trend, did it start off a little bit slow with all the volatility and then tick up as the quarter moved on and that would carry over into the second quarter?

Steve Steinour - Huntington Bancshares Incorporated - Chairman, President and CEO

Peter, that is a very accurate conclusion or analogy and I think the volatility just had people pause as the quarter progressed, more confidence emerged and as we sit here today, our pipelines look good going into the second quarter. And, frankly, they did at the end of the fourth quarter. Again, that volatility just created, I think, a bit of a timing issue.

Peter Winter - Sterne, Agee & Leach - Analyst

Okay, and just a quick follow-up. Steve, you mentioned on the FirstMerit as you spend more time you feel better about the FirstMerit deal. I was just wondering if you could add some color to that?

Steve Steinour - Huntington Bancshares Incorporated - Chairman, President and CEO

Well we’ve spent a considerable amount of time with our team and their team. I mentioned we’ve gotten through much of the product matching and mapping and so the things that would be done early stage for integration purposes are well underway. Terrific cooperation and communication and we continue to be very impressed with the quality of the people from FirstMerit that we have the pleasure of interacting with.

So we had outlined a sequential integration plan when we announced the deal. We’re certainly well on track with that. And expecting to get approvals necessary to close in the third quarter.

Peter Winter - Sterne, Agee & Leach - Analyst

Okay. Thanks for a much.

Steve Steinour - Huntington Bancshares Incorporated - Chairman, President and CEO

Thank you.

Mac McCullough - Huntington Bancshares Incorporated - CFO

Thanks, Peter.

APRIL 20, 2016 / 1:00PM, HBAN - Q1 2016 Huntington Bancshares Inc Earnings Call

Operator

(Operator Instructions)

Joe Shea with Credit Suisse.

Jill Shea - Credit Suisse - Analyst

Good morning. Just related to interest-rate positioning, what’s the incremental impact on your asset sensitivity positioning over the next few quarters as the swap book rolls off? And then just more broadly, is there a certain level of asset sensitivity that you’re targeting over time? Can you just walk us through how you’re thinking about overall positioning?

Steve Steinour - Huntington Bancshares Incorporated - Chairman, President and CEO

So on the first question, Jill, about 70% of the margin benefit from our derivatives actually comes from the debt swaps. So when you think about the impact of the asset swaps at about 30% of the impact and if you roll that forward, I think we see another $2.4 billion of the asset swaps coming off by the end of 2016 and the remainder come off basically by the end of 2017. That impact is completely manageable when you think about the quarter-to-quarter impact and how slow those are rolling off.

On the second question, we really don’t have a target in terms of what we’re looking for. We do think eventually it’s going to be good to be asset sensitive. We’re very comfortable with our position today and how we’re managing the balance sheet.

With the swaps rolling off and I think some of the changes that we’ve made in the non-maturity deposits, we have seen the increase in asset sensitivity. But, again, we’re very comfortable with how the balance sheet is positioned and the outlook for interest rates as we go through 2016.

Jill Shea - Credit Suisse - Analyst

Okay, very helpful; thank you.

Steve Steinour - Huntington Bancshares Incorporated - Chairman, President and CEO

Thanks Jill.

Operator

Terry McEvoy with Stephens.

Terry McEvoy - Stephens Inc. - Analyst

Thanks. Could you just talk about the 2% C&I growth in the quarter, maybe some industries that stand out as well as maybe some markets that come to mind?

APRIL 20, 2016 / 1:00PM, HBAN - Q1 2016 Huntington Bancshares Inc Earnings Call

Steve Steinour - Huntington Bancshares Incorporated - Chairman, President and CEO

Our core markets have done well, so Ohio and Michigan have had good growth. And we’ve also had growth in the asset finance portfolio, Terry. Like what we’re seeing with how the year’s progressing, at least at this stage, and were feeling much more confident with the market settling down and this volatility abating from where it was in early January and February.

Terry McEvoy - Stephens Inc. - Analyst

Mac, when you were talking about the efficiency ratio at 65%, above that 56% to 59% long-term target, can you just remind us what FirstMerit will do to the efficiency ratio? I’m pretty sure it was addressed in the investor handout once you get to the full run rate of cost saves.

Mac McCullough - Huntington Bancshares Incorporated - CFO

Yes, we had it coming down 300 to 400 basis points, I think is what we disclosed in that investor presentation. Clearly a good opportunity for us when you think about 80% of their markets overlapping with ours, and the number of consolidations that we are going to be able to achieve.

Terry McEvoy - Stephens Inc. - Analyst

Great; thanks for helping me there. Appreciate it.

Mac McCullough - Huntington Bancshares Incorporated - CFO

Thanks, Terry.

Operator

There are no further questions at this time. Mr. Steve Steinour, I’ll turn the call over to you for closing remarks this

Steve Steinour - Huntington Bancshares Incorporated - Chairman, President and CEO

Thank you. We’re off to a good start in 2016 as our first-quarter results provided a solid base to build from. We delivered 7% year-over-year revenue growth, 3% net income growth, and 5% growth in EPS and an 8% increase in tangible book value per share. So these are solid fundamentals and we’re well-positioned to continue to deliver good results through the remainder of the year.

You’ve heard me say this before and it remains true, our strategies are working and our execution remains focused and strong. We expect to continue to gain market share and improved share of wallet in both consumers and businesses.

We expect to generate annual revenue growth consistent with our long-term financial goals and manage our continued investments in our businesses consistent with the revenue environment and our long-term financial goal of positive operating leverage. We’re optimistic on the economic outlook in our footprint and believe the gradual transition to more normalized credit metrics will be effectively managed.

Finally I want to close by reiterating that our Board and this Management team are all long-term shareholders and our top priorities include managing risk, reducing volatility and driving solid consistent long-term performance.

So thank you for your interest in Huntington. We appreciate you joining us today. Have a great day, everybody.

APRIL 20, 2016 / 1:00PM, HBAN - Q1 2016 Huntington Bancshares Inc Earnings Call

Operator

This concludes today’s conference call. You may now disconnect.

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Caution regarding Forward-Looking Statements

This communication contains certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction with FirstMerit, the merger parties’ plans, objectives, expectations and intentions, the expected timing of completion of the transaction with FirstMerit, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements: changes in general economic, political, or industry conditions, uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve Board, volatility and disruptions in global capital and credit markets; movements in interest rates; competitive pressures on product pricing and services; success, impact, and timing of Huntington’s and FirstMerit’s respective business strategies, including market acceptance of any new products or services implementing Huntington’s “Fair Play” banking philosophy; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations, including those related to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Basel III regulatory capital reforms, as well as those involving the OCC, Federal Reserve, FDIC, and CFPB, and the regulatory approval process associated with the merger; the possibility that the proposed transaction with FirstMerit does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Huntington and FirstMerit do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; Huntington’s ability to complete the acquisition and integration of FirstMerit successfully; and other factors that may affect future results of Huntington and FirstMerit. Additional factors that could cause results to differ materially from those described above can be found in Huntington’s Annual Report on Form 10-K for the year ended December 31, 2015, which is on file with the Securities and Exchange Commission (the “SEC”) and available in the “Investor Relations” section of Huntington’s website, http://www.huntington.com, under the heading “Publications and Filings” and in other documents Huntington files with the SEC, and in FirstMerit’s Annual Report on Form 10-K for the year ended December 31, 2015, which is on file with the SEC and available in the “Investors” section of FirstMerit’s website, http://www.firstmerit.com, under the heading “Publications & Filings” and in other documents FirstMerit files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Huntington nor FirstMerit assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Additional Information

In connection with the proposed transaction with FirstMerit, Huntington has filed with the SEC a Registration Statement on Form S-4 that includes a Joint Proxy Statement of Huntington and FirstMerit and a Prospectus of Huntington, as well as other relevant documents concerning the proposed transaction. The registration statement has not yet become effective and the Joint Proxy Statement included therein is in preliminary form. The proposed transaction involving Huntington and FirstMerit will be submitted to FirstMerit’s stockholders and Huntington’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF HUNTINGTON AND STOCKHOLDERS OF FIRSTMERIT ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Stockholders may obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Huntington and FirstMerit, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Investor Relations, Huntington Bancshares Incorporated, Huntington Center, HC0935, 41 South High Street, Columbus, Ohio 43287, (800) 576-5007 or to FirstMerit Corporation, Attention: Thomas P. O’Malley, III Cascade Plaza, Akron, Ohio 44308, (330) 384-7109.

Participants in the Solicitation

Huntington, FirstMerit, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Huntington’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 10, 2016, and certain of its Current Reports on Form 8-K. Information regarding FirstMerit’s directors and executive officers is available in its definitive proxy statement, which was filed with SEC on March 6, 2015, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.